Exhibit 8.2
October 7, 2005
Sabine Royalty Trust
Trust Division
Bank of America, N.A.
Bank of America Plaza
17th Floor
901 Main Street
Dallas, Texas 75202
TAX OPINION
Ladies and Gentlemen:
     We have acted as counsel to Sabine Production Partners, LP, a Delaware limited partnership (the “Partnership”), and SPP Operating, LP, a Texas limited partnership and wholly owned subsidiary of the Partnership (the “Operating Company”), in connection with the proposed amendment of the Royalty Trust Agreement (the “Original Trust Agreement”), dated December 31, 1982, by and between Sabine Corporation, a Louisiana corporation, as trustor (since succeeded by Pacific Enterprises Oil Company (USA)), and Bank of America, N.A. as trustee (the “Trustee”) and as successor to NationsBank, N.A. and InterFirst Bank, Dallas, N.A., pursuant to the First Amendment to the Original Trust Agreement (the “First Amendment”). The First Amendment amends the Original Trust Agreement in connection with the proposed issuance of 14,579,345 common units of the Partnership and the assumption by the Operating Company of the Assumed Liabilities in exchange for which Sabine Royalty Trust (“SRT”), acting through the Trustee, transfers, assigns and conveys to the Operating Company, together with its successors and assigns, Trust Assets and Residual Assets, together with all rights and appurtenances thereto, pursuant to the Transfer, Exchange and Assumption Agreement (the “Agreement”). In accordance with the last paragraph of Section 10.02 of the Original Trust Agreement, you have requested our opinion regarding whether the First Amendment shall affect the continued applicability of Private Letter Ruling 8331065 (the “Ruling”), issued May 2, 1983, by the Internal Revenue Service (“IRS”) to SRT, a copy of which is attached as Exhibit A. Terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement.
     In arriving at the opinion expressed below, we have examined the Agreement, the Original Trust Agreement and the First Amendment and have made such investigations of law as we have deemed appropriate as a basis for the opinion expressed below. In rendering our opinion, we have also assumed the due authorization, execution and delivery by each party thereto of all documents, the genuineness of all signatures, the authority of all persons signing such documents on behalf of each party thereto, the legal capacity of all natural persons, the

Sabine Royalty Trust
October 7, 2005

authenticity of all documents submitted to us as originals and the conformity to the original document of any document submitted to us as a certified, conformed or photostatic copy. In rendering our opinion, we have also assumed the following:
(a)	SRT has been a grantor trust under Sections 671-679 of the Internal Revenue Code of 1986, as amended (the “Code”), at all times during its existence until the effectiveness of the First Amendment;

(b)	The Ruling is the only ruling issued by the IRS to which the last paragraph of Section 10.02 of the Original Trust Agreement could apply and will apply until the effectiveness of the First Amendment, and no opinion of counsel has been given or will be given to which the last paragraph of Section 10.02 of the Original Trust Agreement could apply until the effectiveness of the First Amendment;

(c)	The Ruling has not been withdrawn, modified, supplemented, amended, interpreted, clarified, revoked, invalidated or terminated since its issuance;

(d)	The representations and statements of fact in the Ruling were true, complete and accurate at the time of its issuance;

(e)	Items of income, deduction, gain and loss have been and will be treated and reported for U.S. federal income tax purposes by the Trustee and its predecessors properly at all times during SRT’s existence until the effectiveness of the First Amendment;

(f)	The Original Trust Agreement has not been modified, supplemented, amended, interpreted, clarified, revoked, invalidated or terminated since made and entered into as of December 31, 1982; and

(g)	All transactions described in the Agreement will occur as described.
     Based on the foregoing and subject to the assumptions, exceptions, limitations and qualifications set forth herein, we are of the opinion that the First Amendment will not affect the applicability of the Ruling to SRT.
     Our opinion set forth above is based on existing provisions of the Code, existing Treasury regulations, existing court decisions, and existing public rulings and other administrative interpretations, and is based upon our review of such documents as we have deemed necessary. In addition, our opinion is based upon our interpretations of current law and administrative interpretations thereof, which are subject to change both prospectively and retroactively. Furthermore, should any of the assumptions set forth above prove to be inaccurate, our opinion may change. In addition, our opinion is based on the assumption that the matter will be properly presented to the applicable court. Furthermore, our opinion is not binding on the IRS or any court. In addition, we must note that our opinion represents merely our best legal judgment on

Sabine Royalty Trust
October 7, 2005

the matters presented and that others may disagree with our conclusions. There can be no assurance that the IRS will not take contrary positions or that a court would agree with our opinion if litigated. Our opinion is limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered or can be inferred with respect to any other matter not specifically set forth in the foregoing opinion.
     This letter and the matters addressed herein are as of the date hereof, and we undertake no, and hereby disclaim any, obligation to advise you of any change in any matter set forth herein occurring after the date hereof.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-4 and the amendments thereto (No. 333-127203) (such registration statement, as amended to the date hereof, being referred to herein as the “Registration Statement”) to which this opinion is an exhibit. In giving this consent, we do not admit that we are “experts” under the Securities Act of 1933, as amended, or under the rules and regulations of the Securities and Exchange Commission relating thereto, with respect to any part of the Registration Statement.

Very truly yours,

/s/ ANDREWS KURTH LLP

EXHIBIT A
PRIVATE RULING 8331065
“This document may not be used or cited as precedent. Section 6110(J)(3) of the Internal Revenue Code.”
SECTION 0301
Distribution of Property v. Sale or Exchange
SECTION 0311
Taxability of Corporation on Distribution (Taxable v. NOT Taxable)
SECTION 0611
Allowance of Deduction For Depletion (Deductible v. NOT Deductible)
SECTION 0671
Trust Income, Deductions, And Credits Attributable To Grantors And Others As Substantial Owners
SECTION 7701
Definitions
— Partnerships v. Associations
— Insurance Companies
0301.00-00
0311.00-00
0611.00-00
0671.00-00
7701.02-04
PLR 8331065; 1983 PLR LEXIS 3970
May 2, 1983
REFER REPLY TO:
[**1]
CC:IND:I:2:2
TEXT:
Dear Sir or Madam:
This is in response to a recent letter and subsequent correspondence, submitted on your behalf by your authorized respresentatives, in which rulings were requested concerning the federal income tax consequences associated with the creation of M, and Y trust and the Z trust.
N is a Z Corporation. N is the parent company of a consolidated group whose members are engaged primarily in the acquisition, exploration and development of oil and gas lands and leases in the United States and Canada.
N has determined to distribute to its shareholders certain mineral and royalty interests (“Royalties”) which it presently owns in various domestic oil and gas properties. Because it would be impractical to distribute undivided interest in the Royalties, N decided to utilize a trust to hold the Royalties and to distribute interests in the trust to its shareholders rather than distribute undivided interests in the Royalties to its shareholders. M is a trust and was created by N as part of the proposed transaction. The sole function of M will be to hold the Royalties distributed by N, to collect revenues attributable to such Royalties and to distribute such revenues, [**2] net of administrative expenses and appropriate reserves, if any, to the holders of interests in M. Interests in M will be evidenced by units which will be freely transferable, independent of N’s common stock. These units were distributed pro rata to the shareholders of N, by placing the units in the mail on December 31, 1982.
The Royalties coveyed to M consist of N’s non operating producing mineral and royalty interests in Y, Z, D, E, F, and X. The Royalties will also include N’s nonproducing mineral and royalty interests in properties in such states which are subject to existing oil and gas leases.
In order to avoid uncertainty under the laws of Z and Y as to the legality of M holding record title to the Royalties located in those states, M transferred title to such Royalties to the Z trust and the Y trust, formed under the laws of Z and Y, respectively. M is the sole beneficiary of each trust.

Exhibit A — Page 1

Section 2.02 of the Y trust agreement provides that the purpose of the trust shall be to hold legal title to the Royalties and to protect and conserve the trust estate until its sale or other disposition or liquidation.
Section 3.01 of the Y trust agreement provides that the trustee [**3] shall immediately distribute to the beneficiary all of the earnings, revenues and proceedings arising out of or attributable to the trust estate or the sale or other disposition of the trust estate or any part thereof.
Section 4.05 of the Y trust agreement provides that the trustee shall not, in its capacity as trustee under this agreement, engage in any kind of business, commercial or investment activity of any kind whatsoever and shall not under any circumstances use any portion of the trust estate to acquire any oil and gas lease, royalty or other mineral interest other than Royalties. The trustee shall not accept any future contributions to the trust other than the Royalties.
Section 2.02 of the Z trust agreement provides that the purposes of the trust are:
(a) to convert the Royalties to cash either (1) by retaining them and collecting the proceeds from production in accordance with the terms of the conveyances until production has ceased or the Royalties have otherwise terminated or (2) by selling or otherwise disposing of the Royalties; and
(b) to distribute such cash, net of amounts for payments of liabilities of the trust, to the beneficiary.
Section 4.02 of the [**4] Z trust agreement provides that on the monthly record date for each monthly period in each year during the term of the trust, the trustee shall distribute the monthly income amount for the monthly period to which such monthly record date relates to the beneficiary.
Section 5.02 of the Z trust agreement provides that the trustee may not sell or otherwise dispose of all or any part of the Royalties for any consideration other than cash.
Section 5.03 of the Z trust agreement provides that the trustee shall not, in its capacity as trustee under this agreement, engage in any business, commercial or investment activity of any kind whatsoever, except as permitted in section 5.07 hereof, and shall not under any circumstances use any portion of the trust estate to acquire any oil and gas lease, royalty or other mineral interest other than the Royalties or, except as permitted in section 5.07, acquire any other asset. The trustee shall not accept any contribution to the trust other than the Royalties.
Section 5.07 of the Z trust agreement provides that with respect to any liability that is contingent or uncertain in amount or that otherwise is not currently due and payable, the trustee [**5] in its sole discretion may, but is not obilgated to, establish a cash reserve for the payment of such liability.
Collected cash balances being held by the trustee as a reserve for liabilities shall be placed in:
(a) obligations issued by (or unconditionally guaranteed by) the United States or any agency or instrumentality thereof (provided such obligations are secured by the full faith and credit of the United States);
(b) repurchase agreements secured by obligations qualifying under subsection (a) above; or
(c) certificates of deposit of any bank having a capital, surplus and undivided profits of at least $50,000,000.
Any such obligations, repurchase agreement or certificate of deposit must mature on or before the next succeeding monthly record date and must be held to maturity.
Section 8.02 of the Z trust agreement provides that upon termination of the trust, the trustee shall sell for cash (unless the beneficiary directs the sale for a specified non-cash consideration in which event the trustee may, but shall not be required to, attempt to consummate such non-cash sale) in one or more sales all the assets other than cash then held in the trust estate. The trustee shall [**6] promptly as practicable distribute the proceeds of any such sale and any other cash in the trusts estate to the beneficiary, after paying, satisfying and discharging all the existing liabilities of the trust including fees of the trustee, or, if necessary, setting up reserves in such amounts as the trustee in its discretion deems appropriate to provide for payment of contingent liabilities.
Section 2.02 of the M trust agreement provides that the purposes of the trust are:
(a) to convert the Royalties to either cash (1) by retaining them and collecting the proceeds from production in accordance with the terms of the conveyances until production has ceased or the Royalties have otherwise terminated or (2) by selling or otherwise disposing of the Royalties:
(b) to receive the cash distributions from each other trust representing either the net cash proceeds from production attributable to other Royalties or the net cash proceeds from the sale or other disposition of all or any part of the other Royalties in accordance with the terms of each other trust agreement and this agreement; and

Exhibit A — Page 2

(c) to distribute such cash, net of amounts for payment of liabilities of the trust, to the unit [**7] holders pro rata.
Section 3.01 of the M trust agreement provides that the entire beneficial interest shall be divided into that number of units that is equal to the number of whole shares of common stock, without par value, of N issued and outstanding on the record date fixed for the determination of shareholders of N entitled to receive units.
Section 3.03 of the M trust agreement provides that initially, N shall own all of the units. However, N intends to distribute, to each of its shareholders of record as of the close of business on the date fixed for determining shareholders of N entitled to receive units, one unit for each share of common stock of N so owned by such shareholder.
Section 4.02 of the M trust agreement provides that as soon as practicable, but no later than ten business days after the monthly record date for each monthly period in each year during the term of M, the trustee shall distribute the monthly income amount for the monthly period to which such monthly record date relates to the unit holders of record on such monthly record date in proportion to the units owned by each such unit holder.
Section 6.02 of the M trust agreement provides that except [**8] as provided in this section, if, and only if, approved by the affirmative vote at a meeting duly called and held in accordance with the provisions of article V hereof of the record date unit holders holding certificates representing a majority of the units outstanding on the voting record date, the trustee may sell or any part of the Royalties or any other interest in such manner as it deems in the best interest of the unit holders. The trustee may not sell or otherwise dispose of all or any part of the Royalties or any other trust interest for any consideration other than cash.
The trustee shall distribute any cash received as a result of any such sale, subject to the need to pay any liabilities of the trust or to establish or increase any cash reserves pursuant to section 6.09 hereof, to unit holders as part of the monthly income amount distributed with respect to the first monthly record date following the date of any such sale.
Section 6.05 of the M trust agreement provides that the trustee shall not, in its capacity as trustee under this agreement, engage in any business, commercial or investment activity of any kind whatsoever, except as permitted in section 6.09 hereof, [**9] and shall not under any circumstances use any portion of the trust estate to acquire any oil and gas lease, royalty or other mineral interest other than the Royalties and any other trust interest or, except as permitted in sections 6.09 and 6.14, acquire any other asset. The trustee shall not accept any contribution to the trust other than the Royalties and other trust interests.
Section 6.09 of the M trust agreement provides that with respect to any liability that is contingent or uncertain in amount or that otherwise is not currently due and payable, the trustee in its sole discretion may, but is not obligated to, establish a cash reserve for the payment of such liability.
Collected cash balances being held by the trustee as a reserve for liabilities or for distribution at the next distribution date shall be placed in one or more of the following investments, and no others:
(a) obligations issued by (or unconditionally guaranteed by) the United States or any agency or instrumentality thereof;
(b) repurchase agreements secured by obligations qualifying under subsection (a) above; or
(c) certificates of deposit of any bank having a capital surplus and undivided profits of at [**10] least $50,000,000.
Any such obligation, repurchase agreement or certificate of deposit must mature on or before the next succeeding distribution date and must be held to maturity.
Based on the information submitted, and the representations made, we rule as follows:
Section 301.7701-4(c) of the regulations provides that an “investment’ trust of the type commonly known as a management trust is an association, and a trust of the type commonly known as a fixed investment trust is an association if there is power under the trust agreement to vary the investment of the certificate holders. See Commissioner v. North American Bond Trust $0, 122 F.2d 545 (2d Cir. 1941), cert. denied $0, 314 U.S. 701 (1942). However, if there is no power under the trust agreement to vary the investment of the certificate holders, such fixed investment trust shall be classified as a trust.
1. Because there is no power to vary the investment, M, the Z trust and the Y trust will not be considered associations taxable as a corporations but will be classified as a trusts. Section 301.7701-4(c) of the regulations.
2. The unit holders of M will be treated as the owners of M under Subpart E, part I, subchapter [**11] J, chapter 1, of the Code and will take into account in computing their taxable income, their pro rata share of the income, deductions and credits of M. M will be treated as the owner of the Z trust and Y trust under subpart E and will take into account in computing its

Exhibit A — Page 3

taxable income the income, deductions and credits of the Z trust and Y trust. Section 1.671-3(a)(1) of the Income Tax Regulations.
3. N will not recognize gain or loss upon the transfer of the Royalties to M, nor will N recognize gain or loss upon its distribution of units to its shareholders. Section 311(a) of the Code.
4. With respect to a noncorporate shareholder, the amount of the distribution will be the amount of cash distributed (if any) plus the fair market value of the units distributed to the shareholder as of the date of distribution. Sections 301(b)(1)(A) and 301(b)(3) of the Code.
5. With respect to a domestic corporate shareholder, the amount of the distribution will be the amount of cash distributed (if any), plus the lesser of (1) the fair market value of the units distributed to the shareholder as of the date of distribution or (ii) the adjusted basis (in the hands of N immediately before [**12] the distribution) of the units distributed to such shareholder. Section 301(b)(1)(B) of the Code.
6. The amount distributed will be a dividend to the distributees to the extent of N’s accumulated earnings and profits or N’s earnings and profits for the taxable year in which the distribution occurs (computed as of the close of such taxable year without diminution by distributions made during the taxable year) pursuant to sections 301(a) and (b), 301(c) and 316(a). That portion of the distribution which is not a dividend will be applied against and reduce the adjusted basis of N stock held by that shareholder. Section 301(c)(2) of the Code. That portion of the distribution which is not a dividend, to the extent that it exceeds the adjusted basis of N stock, will be treated by the shareholder in question as gain from the sale or exchange of property. Section 301(c)(3) of the Code.
7. For purposes of determining the fair market value of the units distributed and N’s earnings and profits out of which the distribution was made, the date of distribution of the units will be the date that N places the certificates evidencing the units in the United States mail. Section 1.301-1(b) [**13] of the regulations; see also Rev. Rul. 62-131, 1962-2 C.B. 94; Rev. Rul. 65-23, 1965-1 C.B. 520, amplifying Rev. Rul. 64-290, 1964-2 C.B. 465.
8. Assuming that the units are actually received by the distributees from the United States mail in January 1983, the units will be included in the gross income of the distributees for their taxable years which include January 1983. Section 1.301-1(b) of the regulations; Rev. Rul. 65-23, 1965-1 C.B. 520, amplifying Rev. Rul. 64-290, 1964-2 C.B. 465; section 1.451-2(b) of the regulations.
9. Unit holders will be entitled to deduct cost depletion with respect to their pro rata interests in the Royalties under section 611 of the Code, computed by reference to the unitholders’ bases in their units.
10. The transfer of a unit of the trust will be considered to be a transfer of the proportionate part of the royalty properties attributable to such unit. Section 671 of the Code.
The above rulings are premised on the assumption that none of the property distributed by N to its shareholders was subject to any liabilities, that the shareholders did not assume any liabilities of N in connection with the distribution, and that none of the [**14] property distributed constitutes “inventory assets” within the meaning of section 311(b)(2)(A) of the Code.
No opinion is expressed or implied as to whether the distribution to the shareholders constitutes an anticipatory assignment of income under section 1.311-1(a) of the regulations.
Except as specifically ruled upon above, no opinion is expressed as to the federal income tax consequences of the transaction described above.
A copy of this letter should be attached to the first tax returns reflecting the transaction described herein. A copy is enclosed for that purpose.
In accordance with the power of attorney on file, we are sending a copy of this letter to your authorized representative.
This ruling is directed only to the taxpayer who requested it. Section 6110(j)(3) of the Code provides that it may not be used or cited as precedent.
Sincerely yours,
Rudolf M. Planert
Acting Chief,
Individual Income Tax Branch
Enclosures 2
Copy of this letter
Copy for section 6110 purposes

Exhibit A — Page 4